

July 26, 2022

Yan Ping Sheng
Chief Executive Officer
JJY Holding Group
528 Pudong South Road, 16th Floor
Shanghai, 200120, China

> **Re: JJY Holding Group**
> **Amendment No. 3 to Registration Statement on Form 10-12G**
> **Filed April 19, 2022**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **File No. 000-56343**

Dear Mr. Sheng:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 16, 2022 letter.

Form 10-K for Fiscal Year Ended December 31 2021 Filed April 11, 2022

General

1. We note that the Form 10-K for the fiscal year ending December 31, 2021 filed on April 11, 2022 states that you are "in the business of trading agricultural products, food processing, or supply chain management for supermarkets." We further note the disclosures included in your Form 10-12G but not in your Form 10-K regarding the risks arising from the fact that you are located in China, your executive officers and directors are located in and have significant ties to China, and that you may seek to acquire a company that may be based in China or Hong Kong in an initial business combination. Please amend your Form 10-K to conform to the disclosure in your amended Form 10-12G.

Amendment No. 3 to Registration Statement on Form 10-12G fled Aprl 19 2022

General

2.   Given the risks of doing business in the PRC, please revise the introductory comment to disclose that you and the majority of your executive officers and directors being located in China may make you a less attractive partner to target companies than a non-PRC blank check company, which may therefore make it more likely for you to consummate a business combination in the PRC.

Introductory Comment, page 3

3.   We note your response to comment 2. Please state prominently (for example, in bold font) in the introductory comment that you are a Nevada company that may conduct operations by subsidiaries and/or through contractual arrangements with a variable interest entity (VIE) based in China and that the structure involves unique risks to investors.

4.   We note your response to comment 8. Please revise the disclosure to clarify that the PCAOB oversees auditors of public companies, not the public companies directly. Please expand your disclosure on page 7 and in your Risk Factor beginning on page 13 to state whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

You may contact Paul Cline at 202-551-3851 or Robert Telewicz at 202-551-3438 if you have questions regarding the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Rhonda Keaveny